

May 5, 2015

<u>Via Facsimile</u>
Mr. Stuart Spence
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

      Re: **McDermott International, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 2, 2015
               File No. 1-8430

Dear Mr. Spence:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ W. John Cash

                                          W. John Cash
                                          Branch Chief